SEC Mail Processing Section
AUG 25 2008
Washington, DC
106

UNITED [STATES]
SECURITIES AND EXC[HANGE COMMISSION]
Washington, D.C. 20549

08032221

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SEC FILE NUMBER
8-44523

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/07 (MM/DD/YY) AND ENDING 06/30/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Continental Investors Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Broadway Street
(No. and Street)

Longview	WA	98632
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

PROCESSED
AUG 28 2008
THOMSON REUTERS

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max B. Kamp, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Continental Investors Services, Inc., as of June 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

MARIE ANN BUCHHEIT COMMISSION EXPIRES NOTARY PUBLIC MAY 31, 2010 STATE OF WASHINGTON

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CONTINENTAL INVESTORS SERVICES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED

JUNE 30, 2008

CONTINENTAL INVESTORS SERVICES, INC.

CONTENTS

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Continental Investors Services, Inc.

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc., as of June 30, 2008, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Continental Investors Services, Inc., as of June 30, 2008 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CF & Co., L.L.P.
CF & Co., L.L.P.

Dallas, Texas
August 14, 2008

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Financial Condition
June 30, 2008

ASSETS

Cash	$ 100,773
Receivable from broker-dealers and clearing organizations	1,940,857
Securities owned	3,078,121
Furniture and equipment at cost, less accumulated depreciation of $81,408	239
Other assets	190
	$ 5,120,180

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 124,810
Payable to broker-dealers and clearing organizations	2,636,415
Securities sold not yet purchased	12,800
Federal income taxes payable	43,000
	2,817,025
Stockholders' equity	
Common stock - no par value, 200,000 shares authorized, 71,401 issued and 39,981 outstanding	691,570
Treasury stock, 31,420 shares, at cost	(731,903)
Retained earnings	2,343,488
Total stockholders' equity	2,303,155
	$ 5,120,180

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Income
For the Year Ended June 30, 2008

Revenues	
Securities commissions	$ 2,409,330
Sale of investment company shares	731,546
Gains or (losses) on firm securities trading accounts	55,081
Interest income	414,260
	3,610,217
Expenses	
Commissions	2,230,818
Employee compensation and benefits	433,361
Commissions and clearance paid to all other brokers	166,113
Communications	88,390
Losses in error account and bad debts	1,077
Occupancy and equipment costs	80,398
Promotional expenses	54,917
Interest expense	188,077
Regulatory fees and expenses	30,190
Other expenses	27,437
	3,300,778
Net income before taxes	309,439
Federal income tax benefit (expense)	79,298
Net income	$ 230,141

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
For the Year Ended June 30, 2008

	Common Stock		Treasury Stock		Retained	
	Shares	Amount	Shares	Amounts	Earnings	Total
Balances at June 30, 2007	71,401	$ 691,570	31,420	$ (731,903)	$ 2,141,597	$ 2,101,264
Exercise of stock options					(28,250)	(28,250)
Net income					230,141	230,141
Balances at June 30, 2008	71,401	$ 691,570	31,420	$ (731,903)	$ 2,343,488	$ 2,303,155

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Liabilities Subordinated to Claims of General Creditors
For the Year Ended June 30, 2008

Balance at June 30, 2007	$	-0-
Increases		-0-
Decreases		-0-
Balance at June 30, 2008	$	-0-

The accompanying notes are an integral part of these financial statements.

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Cash Flows
For the Year Ended June 30, 2008

Cash flows from operating activities	
Net income	$ 230,141
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Decrease in receivable from broker-dealers and clearing organizations	26,148
Increase in securities owned at market value	(609,728)
Decrease in Federal income taxes receivable	66,880
Increase in accounts payable and accrued expenses	48,682
Increase in payable to broker-dealers and clearing organizations	121,739
Increase in securities sold not yet purchased	12,800
Increase in Federal income taxes payable	43,000
Net cash provided (used) by operating activities	(60,338)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Exercise of stock options	(28,250)
Net cash provided (used) by financing activities	(28,250)
Net decrease in cash	(88,588)
Cash at beginning of year	189,361
Cash at end of year	$ 100,773
Supplemental disclosures of cash flow information	
Cash paid for:	
Interest	$ 188,077
Income taxes	$ 35,000

The accompanying notes are an integral part of these financial statements.

Note 1 - Summary of Significant Accounting Policies

Continental Investors Services, Inc. (the "Company") is a broker-dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is a Washington state corporation. The Company renders broker-dealer services in principally debt related securities both as agent and principal to its customers. The Company operates under (SEC) Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belonging to the Company's customers would be handled by a clearing broker-dealer. The Company's customers are located throughout the United States.

Security transactions (and related commission revenue and expense) are recorded on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at quoted market value. Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Advertising costs are expensed as incurred. Total advertising expense for the year ended June 30, 2008 was $2,452 and is reflected in promotional costs.

Compensated absences have not been accrued because the amount cannot be reasonably estimated.

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due. The provision for federal income taxes differs from the expected amount using statutory rates because certain expenses included in the determination of net income are nondeductible for tax reporting purposes.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that

Note 1 - Summary of Significant Accounting Policies, continued

affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment is recorded at cost. Depreciation is recorded using an accelerated method over the useful lives of the assets.

Treasury stock is accounted for using the cost method.

The Company has a share-based director, officer and employee compensation plan. Prior to 2006, the Company accounted for the plan under the recognition and measurement provisions (minimum value method) of APB Opinion No. 25, Accounting for Stock Issued to Employees, and Related Interpretations. Effective January 1, 2006, the Company adopted the fair value recognition provisions of Statements of Financial Accounting Standards No. 123 (Revised 2004), Share-Based Compensation ("SFAS 123R"), which requires employee and qualifying director shares-based payments to be accounted for using the fair value method. The fair value of the Company's stock options is based on the value of the Company's common stock, as determined by management, on the date of grant. Share-based compensation costs related to equity instruments are charged against income ratably over the fixed vesting period for the related equity instruments. The adoption of this standard resulted in no additional share-based compensation expense.

Under the prospective transition method of SFAS 123R, no compensation costs are recorded that relate to any non-vested portion of stock option awards outstanding at the adoption date that were accounted for under the minimum value method.

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At June 30, 2008, the Company had net capital of approximately $1,519,685 and net capital requirements of $250,000. The Company's ratio of aggregate indebtedness to net capital was .11 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 4 - Securities Owned and Securities Sold Not Yet Purchased

Securities owned represent trading and investment securities at quoted market values, and at June 30, 2008 consist of the following:

Equities	$ 798
Mutual funds	515,607
Corporate bonds	514,229
Municipal bonds	2,047,487
	$ 3,078,121

Securities sold not yet purchased at quoted market value and at June 30, 2008 consist of the following:

Municipal bonds	$ 12,800

Note 5 - Share-based Compensation

The Company grants options to key employees to purchase shares of its common stock. Options generally vest over one to four years, and currently expire no later than ten years from the date of grant.

A summary of option transactions during the year ended June 30, 2008 is shown below:

	Number Of Shares	Weighted-Average Exercise Price
Outstanding at June 30, 2007	1,000	$ 25.00
Granted	-0-	-0-
Exercised	1,000	25.00
Canceled	-0-	-0-
Outstanding at June 30, 2008	-0-	
Exercisable at June 30, 2008	-0-	

Note 5 - Share-based Compensation, continued

The total intrinsic value of options exercised for the year ending June 30, 2008 was $28,250. The total compensation cost related to non-vested stock options to be recognized in the future is zero. The Company realized a tax benefit of approximately $9,605 from the intrinsic value of certain stock options exercised during the year ended June 30, 2008.

Note 6 - Related Party Transactions

The Company's office building is leased from an officer of the Company. Rent paid under this lease for the year ended June 30, 2008 was $29,400 and is included in occupancy and equipment costs.

Note 7 - Concentration Risk

At June 30, 2008 and other various times during the year, the Company had cash balances in excess of federally insured limits of $100,000.

The Company has a substantial investment in non-investment grade, non-convertible debt securities (some of which are in default).

Note 8 - Payable to Clearing Broker

The payable to clearing broker represents the amount due for unsettled trading securities owned. Interest is charged on this payable at the prevailing margin rate, which was 6.2% at June 30, 2008.

Note 9 - Commitment and Contingencies

Included in the Company's clearing agreement with its clearing broker-dealer, is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. At June 30, 2008, management of the Company had not been notified by the clearing broker-dealer, nor were they otherwise aware, of any potential losses relating to this indemnification.

Note 10 - Pension Plans

The Company has a SAR-SEP pension plan covering substantially all employees. The Company may contribute amounts as determined by the Board of Directors. The Company made contributions totaling $16,170 during the year ended June 30, 2008.

Note 11- Income Taxes

The following table reconciles the current period Federal income tax expense:

Federal income tax expense on current period earnings	$ 88,903
Federal income tax benefit from exercise of stock option	(9,605)
Federal income tax expense	$ 79,298

Supplemental Information

Pursuant to Rule 17a-5

of the Securities Exchange Act of 1934

as of

June 30, 2008

Schedule I

CONTINENTAL INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF NET CAPITAL

Total stockholders' equity qualified for net capital	$ 2,303,155
Add: Other deductions or allowable credits	-0-
Total capital and allowable subordinated liabilities	2,303,155
Deduction and/or charges:	
Non allowable assets:	
Furniture and equipment	(239)
Other assets	(190)
Net capital before haircuts on securities positions	2,302,726
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f)):	
Exempt securities	(684,341)
Debt securities	(49,185)
Other securities	(46,524)
Undue concentration	(2,991)
Net capital	$ 1,519,685

AGGREGATE INDEBTEDNESS

Accounts payable and accrued expenses	$ 124,810
Federal income taxes payable	43,000
Total aggregate indebtedness	$ 167,810

Schedule I (continued)

CONTINENTAL INVESTORS SERVICES, INC.
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2008

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 11,193
Minimum dollar net capital requirement of reporting broker or dealer	$ 250,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 250,000
Net capital in excess of required minimum	$1,269,685
Excess net capital at 1000%	$1,502,904
Ratio: Aggregate indebtedness to net capital	.11 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile the differences in the computation of net capital under Rule 15c3-1 from the Company's computation.

Net capital, as reported in the Company's Part II (unaudited) FOCUS report	$1,462,654
Differences due to adjustments for:	
Decrease in federal income taxes payable	57,031
Net capital per audited report	$1,519,685

Schedule II

CONTINENTAL INVESTORS SERVICES, INC.
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of June 30, 2008

EXEMPTIVE PROVISIONS

The Company has claimed an exemption from Rule 15c3-3 under section (k)(2)(ii), in which all customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Company's clearing firm: Southwest Securities, Inc.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

For the Year Ended

June 30, 2008

CF & Co., L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Continental Investors Services, Inc.

In planning and performing our audit of the financial statements and supplemental information of Continental Investors Services, Inc. (the "Company"), as of and for the year ended June 30, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

CF & Co., L.L.P.

CF & Co., L.L.P.

Dallas, Texas
August 14, 2008

END